

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. Alfred Fernandez
President
End Fuel Corp.
18775 SW 27th Court
Miramar, Florida 33029

> **Re: End Fuel Corp.**
> **Registration Statement on Form S-1**
> **Filed October 19, 2010**
> **File No. 333-170016**

Dear Mr. Fernandez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Cover Page

1. Please state the date the offering will end.

2. Clearly highlight here that although there is no minimum required to be sold, if the company is unable to successfully complete this offering it will not be able to complete its business plan and will likely fail.

Summary Information, page 3

Company History, page 3

3. Please revise here and throughout your filing to make clear that you did not raise any cash from the July 31, 2010 distribution of 4,500,000 common shares, but instead issued those shares as consideration to acquire property rights.

4. We note that 4.5 million shares were issued in partial consideration for the company's portfolio of children's songs. We also note that 2 million of the 4.5 million shares are beneficially owned by 4 minor aged children. The children's shares are controlled by Mr. Fernandez. Tell us what the relationships are among Mr. Adelstein, Ms. Shnider, the 4 minor aged children and Mr. Fernandez.

5. Please supplement your discussion of the company's liabilities to include disclosure of long-term liabilities. Specifically, you should disclose your obligations pursuant to the note payable described under note 8 to your financial statements.

Management, page 4

6. We note your statement that you have "no plans to hire employees during the next twelve months." However, we note under your Description of Business section beginning on page 12 that you intend to employ consultants and to develop a sales representative organization. We further note disclosure that recruitment and retention of qualified employees poses an industry barrier to entry. Please revise your disclosure throughout, to make clear your plans with respect to the hiring of employees and outside consultants.

Risk Factors, page 4

Risks Associated with End Fuel Corp., page 4

7. Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your officer in operating and managing a company in a similar industry and, if applicable, his lack of experience in running a public company that is a reporting company with the Securities and Exchange Commission.

8. On page 12 under the Our Competition section you note that almost all of your competitors have considerably greater financial and other resources. Please add a risk factor that addresses risks presented by your competition.

<u>Our success is dependent on current management, who may be unable to devote sufficient time to the development of our business; this potential limitation could cause our business to fail, page 4</u>

9. Please expand this risk factor to discuss the potential conflict of interest issues disclosed in Note 7 to your financial statements.

<u>We will incur increased costs as a result of being a public company, page 5</u>

10. Please revise to make clear which increased costs will apply to you. For example, you reference requirements pursuant to stock exchanges, but your filing indicates that you have no intention of pursuing listing on a stock exchange.

<u>Description of Securities, page 11</u>

11. Until you acquired your children's songs, it appears your company was a shell company. If so, Rule 144 will not be available for resales of your common stock until 1 year from the filing of this registration statement. Please discuss this limitation on transfer. See Item 201(a)(2) of Regulation S-K.

<u>Description of Business, page 12</u>

<u>General, page 12</u>

12. Tell us the correlation between your company's name and the distribution of children's songs.

13. In both this section and in the Overview section of your Management's Discussion and Analysis, please clarify and briefly describe what products you intend to offer. If the products to be offered include children's music, videos and discs, as indicated under your Company History section on page 3, please make this clear.

14. Please provide greater detail of the material terms of the purchase agreement for children's intellectual property. Identify all the parties to the agreement, the relationships among the parties and how the purchase price was determined. See Item 101(h)(3) of Regulation S-K.

<u>Our Competition, page 12</u>

15. You characterize the children's entertainment industry as docile in the first paragraph of this section. Please explain.

Strategy and Products, page 12

16. Please disclose whether you have had any contact with the independent distributors you discuss.

17. Please expand this section to disclose all channels through which you intend to offer your product. We note various references in your filing to compact disks, song downloads and videos. Your disclosure should convey the point-of-purchase for each of your anticipated products.

Sales and Marketing, page 12

18. Please disclose whether you have had any contact with potential candidates for the consultant position referenced.

Advertising, page 13

19. We note that you intend to utilize your various web portals as a method of advertising. In your response letter please provide us with the website address for each of your existing web portals. To the extent that these web portals are not yet developed, please revise your disclosure to so indicate.

Management's Discussion and Analysis, page 14

Plan of Operations, page 14

20. Please revise this section to outline the various steps involved in your proposed business plan, a time line for achieving each step and the associated costs. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your ability/inability to raise further capital.

21. Please elaborate on the industry research you conducted.

22. Please explain why you plan to begin operations approximately 150 days from the effectiveness of the prospectus. We note that you may not have raised sufficient proceeds at that point.

Limited Operating History; Need for Additional Capital, page 15

23. Within this section, please add a discussion of your short-term and long-term liquidity and capital resources. In conjunction with the disclosure mandated by Items 303(a)(1) and 303(a)(2) of Regulation S-K, please be sure to address the note payable described under note 8 to your financial statements, the salient characteristics thereto and whether

the attached interest payments would continue if and when the principal is paid off. In addition, please discuss your ability to support your intended sales and marketing activities disclosed on page 12.

Directors, Executive Officers, Promoters and Control Persons, page 17

24. Your disclosure indicates that Mr. Fernandez worked as Chief Financial Officer of MediaNet Group Technologies, Inc. "to July, 2010." On page 5 you state that Mr. Fernandez "is employed outside of End Fuel Corp." Please revise to provide current employment information for Mr. Fernandez.

25. Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officer and director.

Note 2—Summary of Significant Accounting Policies

Intellectual Property, page F-7

26. Please disclose the nature of the acquired intellectual property in regards to the children's songs. For example, describe the acquisition of a copyright, either in whole through an assignment or in part through a licensing agreement.

Revenue and Cost Recognition, page F-8

27. Notwithstanding the Company's current lack of sales, please provide revenue and cost recognition policies. Note that when describing your revenue recognition policy, please avoid using boilerplate language as found in SAB No. 104.

Signatures, page II-5

28. Please note that your registration statement must be signed by your controller or principal accounting officer. See instruction 1 to Item 17 of Form S-1. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director